UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2015

ALON BLUE SQUARE ISRAEL LTD.

(translation of registrant’s name into English)

Europark Yakum, France Building,

Yakum 60972 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F:

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Contact:

Alon Blue Square Israel Ltd.

Elli Levinson-Sela, Adv.,

General Counsel and Corporate Secretary

Telephone: 972-9-9618504

Fax: 972-9- 9618636

Email: ellils@alon-oil.co.il

ALON BLUE SQUARE NOTIFIES SERIES C BONDHOLDERS OF PROPOSAL FOR FRAMEWORK FOR REPAYMENT OF UPCOMING SHORT-TERM OUTSTANDING DEBTS

YAKUM, Israel, October 26, 2015, Alon Blue Square Israel Ltd. (NYSE: BSI) (the “Company”) announced today that it provided a proposed framework to the trustee for the Series C Debentures which addresses the short-term payments to the Company's creditors, including the upcoming payment of principal and interest on the Series C Debentures while retaining the principle of equal treatment of the Company's financial creditors until the achievement of long term arrangements with its financial creditors, while furnishing Mega Retail Ltd. the financial support as agreed by the Company in the Mega Retail creditor arrangement.

The framework contains, among others, the following provisions:

-	The Company would make a payment in the aggregate amount of approximately NIS 47.7 million to the Series C Bondholders on account of the upcoming payment of principal;

-	In order to maintain equality among the Company's creditors, the Company would be required to pay all bank lenders an aggregate amount of approximately NIS 65.2 million;

-	The Company requires sources of financing for the approximately NIS 113 million to make these payments to the Series C Bondholders and to make the proportional payment to the bank lenders, as well as its other financial obligations including its support of Mega Retail Ltd.;

-	The Company has assets with significant value that, assuming the Company and Mega Retail continue to operate in the ordinary course, should be sufficient to cover its overall obligations over time at their due dates in accordance with the repayment plan of the Company. As previously announced, the Company is looking to sell in the short term all its shares held in Dor Alon Energy In Israel (1988) Ltd. (“Dor Alon”) and Diners Club Israel Ltd., the proceeds of which would be the principal source for the Company meeting its obligations in short term. Since the sale of these assets is expected to take place in the first quarter of 2016 or close thereafter, the Company intends to enter into an agreement with Alon Israel Oil Company Ltd. (“Alon Oil”), its controlling shareholder, for the sale by the Company of NIS 50 million worth of Dor Alon shares (the "Dor Alon Shares") in a benefiting transaction under applicable Israeli law (the “Alon Oil Benefitting Transaction”). The consideration to be received in the Alon Oil Benefitting Transaction will be the principal source of financing for the upcoming payment to the Series C Bondholders;

-	In order to maintain equality with the bank lenders, the Company intends to make a cash payment for a portion of its abovementioned debt towards the bank lenders (that would not exceed NIS 23 million) in cash from the Company's financial resources, and the balance owed (the “Remaining Amount”) would be paid by granting the bank lenders a preference on a portion of the shares in Dor Alon held by the Company as follows. The Company would impose a lien on the Dor Alon shares held by the Company for the benefit of the bank lenders in an amount equal to the Remaining Amount on a 1:1 basis in exchange for the extension of a loan from the bank lenders in an equal amount necessary to repay the principal amount owed to the bank lenders. The loan would have a one year term, bear the same interest amount as the original loans granted by the bank lenders to the Company and would be repaid from the proceeds of the sale of the Dor Alon shares (the “Loan”);

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-	The consideration expected to be received for the Alon Oil Benefitting Transaction and the Loan would constitute an advanced payment on account of the sale of the Company's ordinary shares in Dor Alon and allocation of the consideration pari passu among the Company's financial creditors;

-	As a result, the Company intends to make the upcoming payment to the Series C Debenture holders close to the original payment date. The short deferral is mainly due to the requirement to provide advanced notice in accordance with the terms of the Series C Debentures and in order to comply with applicable law regarding the Alon Oil Benefiting Transaction; and

-	The Series C Debenture holders are requested to defer payments owed to them by at least two weeks such that the ex –date for payment shall take place after the short notice period required in order to effectuate the transactions described above.

The Alon Oil Benefitting Transaction is subject to closing conditions, among others, the elapse of the requisite notice period for a benefitting transaction under applicable Israeli law, and elapse of the notice period required by Alon Oil in accordance with its undertakings to its Series A bondholders.

In a response received today by the Company, the trustee for the Series C Debentures made various claims towards the Company and notified the Company that the proposal for a framework for repayment will be presented at the next meeting of the Series C Bondholders scheduled to be held on October 27, 2015.

There is no certainty that this proposal for a framework for repayment to the Series C Bondholders or any other proposal, arrangement, or settlement will be accepted by the Company's financial creditors.

* * * *

Alon Blue Square Israel Ltd. (hereinafter: "Alon Blue Square") operates in five reportable operating segments and is the largest retail company in the State of Israel. In the Fueling and Commercial Sites segment, Alon Blue Square through its 71.17% subsidiary, which is listed on the Tel Aviv stock exchange ("TASE"), Dor Alon Energy in Israel (1988) Ltd is one of the four largest fuel retail companies in Israel based on the number of petrol stations and a leader in the field of convenience stores operating a chain of 211 petrol stations and 220 convenience stores in different formats in Israel. In its supermarket segment, Alon Blue Square, as a pioneer in the modern food retail, through its 100% subsidiary, Mega Retail Ltd., currently operates 150 supermarkets under different formats, each offering a wide range of food products, "Near Food" products and "Non-Food" products at varying levels of service and pricing. In its "Houseware and textile" segment, Alon Blue Square, through its TASE traded 77.51% subsidiary, Na'aman Group (NV) Ltd. Operates specialist outlets in self-operation and franchises and offers a wide range of "Non-Food" products as retailer and wholesaler. In the Real Estate segment, Alon Blue Square, through its TASE traded 53.92% subsidiary Blue Square Real Estate Ltd., owns, leases and develops income producing commercial properties and projects. In addition, Alon Blue Square operates the issuance and clearance of gift certificates, through its 100% subsidiary, Alon Cellular Ltd, operates an MVNO network in Israel and through Diners Club Israel Ltd., an associate held at 36.75%, which operates in the sector of issuance and clearance of YOU credit cards to the customer club members of the group.

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Forward-looking statements

This press release contains forward-looking statements within the meaning of safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements may include, but are not limited to, plans or projections about our business, our future revenues, expenses and profitability. Forward-looking statements may be, but are not necessarily, identified by the use of forward-looking terminology such as "may," "anticipates," "estimates," "expects," "intends," "plans," "believes," and words and terms of similar substance. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual events, results, performance, circumstance and achievements to be materially different from any future events, results, performance, circumstance and achievements expressed or implied by such forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, the following: the uncertainty of the success of the plan of recovery and arrangement with debtors, suppliers, service providers and lessors; the effect of the plan of recovery and arrangement on sales in our supermarkets and on the desire of suppliers to continue supplying products or services to our supermarkets; failure to reach a settlement with our bank lenders and holders of our Series C Debentures; the economic conditions in Israel on the sales in our stores and of our products and on our profitability; our ability to compete effectively against low-priced supermarkets, large fuel companies and our other competitors; enactment of new laws and regulations, including the enactment of recommendations of governmental appointed committees and regulations with respect to the procurement of petroleum products by fuel companies and the price of petroleum products that are subject to regulation; quarterly fluctuations in our operating results that may cause volatility of our ADS and share price; fluctuations in the price of petroleum products and increases in excise tax rates imposed on the sale of petroleum products in Israel; risks associated with our dependence on a limited number of key suppliers for products that we sell in our stores; the effect of an increase in the minimum wage in Israel on our operating results; the effect of any actions taken by the Israeli Antitrust Authority on our ability to execute our business strategy and on our profitability; the effect of increases in oil, raw material and product prices in recent years; the effects of damage to our reputation or to the reputation of our store brands due to reports in the media or otherwise; government policies with respect to residential building may have a negative impact on our operations in residential building, and other risks, uncertainties and factors disclosed in our filings with the U.S. Securities and Exchange Commission (SEC), including, but not limited to, risks, uncertainties and factors identified under the heading "Risk Factors" in our annual report on Form 20-F for the year ended December 31, 2014. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Except for our ongoing obligations to disclose material information under the applicable securities laws, we undertake no obligation to update the forward-looking information contained in this press release.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

ALON BLUE SQUARE ISRAEL LTD.

October 26, 2015	By:	/s/ Elli Levinson-Sela
Elli Levinson-Sela, Adv.
General Counsel and Corporate Secretary

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